Gorilla Technology Group Inc.

7F, No.302, Ruey Kuang Road

Neihu, Taipei 114720, Taiwan, R.O.C.

June 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Kyle Wiley and Joshua Shainess

Re: Gorilla Technology Group Inc.

Amendment No. 4 to Registration Statement on Form F-4 Filed June 13, 2022

File No. 333-262069

Dear Sir or Madam:

This letter sets forth responses of Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company” or “Gorilla”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 23, 2022 (the “Comment Letter”), relating to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-262069) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 5”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information Contingent Value Rights, page 183

1.	We note the revisions made in response to our prior comment 10. Please clarify why no amounts attributable to the issuance of Contingent Value Rights ("CVRs") are being reported in the pro forma financial statements. Tell us and disclose how the CVRs will be accounted for upon their inception and subsequently measured. Please clarify how you "determined that the value will be inherently reflected within the quoted price of Global’s shares used in valuing the consideration given to Global’s shareholders" when the CVRs are not yet outstanding and are only being granted to Global's shareholders and PIPE investors. In addition, tell us how the CVRs issued to the PIPE investors are being accounted for in the pro forma financial statements. Please provide a comprehensive analysis that supports your accounting and presentation in the pro forma financial statements.

Response to Comment 1:

The CVRs issued to PIPE Investors and non-redeeming shareholders (the “CVR Holders”) grant such CVR Holders the right to receive up to 14 million ordinary shares (the “Earnout Shares”) in the event the described earnout conditions in Amendment No. 5 starting on page 8 under “What are the contingent value rights” are not satisfied (the “Earnout Conditions”). In such circumstances, the Earnout Shares would be forfeited and re-issued to the Class A and Class B CVR Holders as described in the sections of Amendment No. 5 entitled “Description of Share Capital” and “Gorilla Articles — Contingent Value Rights.” The Earnout Shares are part of the 63,011,828 shares issued and outstanding at closing under “Gorilla Shareholders” in “Questions and Answers About The Business Combination and The Extraordinary General Meeting – Q: What equity stake will the current Gorilla shareholders and Global shareholders hold in the public company immediately after the consummation of the Business Combination?” on page 14 of Amendment No. 5 but will be held in escrow in a segregated escrow account. As certain Earnout Conditions are satisfied, a portion of the Earnout Shares vest. Any Earnout Share that vests will be disbursed from the escrow account to the Gorilla shareholders. In the event Earnout Conditions are not satisfied, the Earnout Shares will be forfeited by the Gorilla shareholders and will be disbursed from the escrow account to Gorilla for cancellation, and reissued and redelivered to the CVR Holders.

Securities and Exchange Commission

June 24, 2022

The arrangement described above is functionally an agreement between the two groups of shareholders and will not reduce or increase total issued and outstanding ordinary shares of the combined company. Accordingly, the shares that are subject to the arrangement are reflected in the calculation of earnings-per-share in all scenarios. Global and Gorilla also considered the arrangement in connection with the derivation of the IFRS 2 listing charge and determined that the fair value of the Earnout Shares to be allocated to Global’s shareholders (or retained by the Gorilla shareholders) should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. However, Gorilla also determined that the publicly-quoted share price of Global would theoretically reflect the incremental fair value that the Price Protection and Earnout arrangements will generate for Global’s public shareholders and the PIPE Investors and would also theoretically reflect the reduction in value that may result to Global’s shareholders and the PIPE Investors for any value of the Earnout that is retained by the Gorilla’s shareholders given the public investors would fully utilize the announced information to make their decision. As such, the Company concluded that no additional adjustment is warranted as the fair value of the Earnout Shares will be inherently reflected within the quoted price of Global’s shares used in valuing the consideration given to Gorilla’s shareholders, in deriving the deemed cost of the listing services in Adjustment L of the pro forma financial statements.

General

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of Amendment No. 5.

Securities and Exchange Commission

June 24, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 and David A. Bartz at (615) 780-6743 of K&L Gates LLP.

Sincerely,

By:	/s/ Sih-Ping Koh
Name: Sih-Ping Koh
Title: Chief Executive Officer

Via E-mail:

cc:	Robert S. Matlin
David A. Bartz
K&L Gates LLP

Matthew A. Gray
Jessica Yuan
Ellenoff Grossman & Schole LLP